SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

METABOLIX, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

591018 882

(CUSIP Number)

JACK W. SCHULER

28161 NORTH KEITH DRIVE

LAKE FOREST, ILLINOIS 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

(Continued on the following pages)

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of reporting persons Jack W. Schuler
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,684,008 (1)(2)
	8.	Shared voting power 11,282,499 (1)(3)
	9.	Sole dispositive power 3,684,008 (1)(2)
	10.	Shared dispositive power 11,282,499 (1)(3)
11.	Aggregate amount beneficially owned by each reporting person 14,966,507 (1)(2)(3)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 50.0% (4)
14.	Type of reporting person IN

(1)	Unless otherwise specified herein, the shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) reported herein give effect to the 1-for-6 reverse stock split which became effective in accordance with the terms of the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on May 26, 2015 (the “Reverse Stock Split”).
(2)	Includes 1,498,356 shares of Common Stock underlying warrants exercisable at any time by Jack W. Schuler, the holder thereof.
(3)	Includes 1,498,356 shares of Common Stock underlying warrants exercisable at any time by the Schuler Family Foundation, the holder thereof.
(4)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction (as defined below).

1.	Names of reporting persons Renate Schuler
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,433 (1)
	8.	Shared voting power 11,282,499 (1)(2)
	9.	Sole dispositive power 8,433 (1)
	10.	Shared dispositive power 11,282,499 (1)(2)
11.	Aggregate amount beneficially owned by each reporting person 11,290,932 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 39.7% (3)
14.	Type of reporting person IN

(1)	Unless otherwise specified herein, the shares of Common Stock reported herein give effect to the Reverse Stock Split.
(2)	Includes 1,498,356 shares of Common Stock underlying warrants exercisable at any time by the Schuler Family Foundation, the holder thereof.
(3)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction.

1.	Names of reporting persons Schuler Family Foundation EIN 36-4154510
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,282,499 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 11,282,499 (1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 11,282,499 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 39.7% (3)
14.	Type of reporting person CO

(1)	Unless otherwise specified herein, the shares of Common Stock reported herein give effect to the Reverse Stock Split.
(2)	Includes 1,498,356 shares of Common Stock underlying warrants exercisable at any time by the Schuler Family Foundation, the holder thereof.
(3)	Based on information provided by the company, this percentage is calculated assuming that the total outstanding number of shares of Common Stock was 26,959,980 on June 19, 2015, after taking into account the closing of the June Transaction.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014, by the Reporting Persons (the “Schedule 13D”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of Metabolix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

August 2014 Securities Purchase Agreement

On August 4, 2014, the Issuer entered into a Securities Purchase Agreement (the “August Purchase Agreement”) with the Schuler Family Foundation and certain other qualified institutional and individual investors (collectively, the “August Investors”), pursuant to which the Issuer agreed to sell to the August Investors units of the Issuer’s securities (the “August Units”) for an aggregate purchase price of $25 million (the “August Transaction”). The August Transaction and sale of August Units closed on August 22, 2014. The price of each August Unit was $0.50, or $0.25 per share of Common Stock, on an as-converted basis. Each August Unit consisted of one share of Common Stock and one one-thousandth (1/1,000) of a share of the Issuer’s Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Under the terms of the August Purchase Agreement, the Schuler Family Foundation received 23,400,000 Units (on a pre-Reverse Stock Split basis) in exchange for the payment of an aggregate purchase price of $11,700,0000. Each share of Preferred Stock issued in the August Transaction automatically converted into 1,000 shares of Common Stock (on a pre-Reverse Stock Split basis) on October 30, 2014.

In connection with the August Purchase Agreement, each of the Reporting Persons also entered into that certain Amended and Restated Letter Agreement, dated August 4, 2014, with the Issuer (the “August Letter Agreement”) whereby each of the Reporting Persons agreed that none of the Reporting Persons nor any of their respective affiliates or associates shall purchase any shares of Common Stock, if after such purchase, the Reporting Persons’ aggregate beneficial ownership would equal or exceed 44% of the then outstanding shares of Common Stock of the Issuer.

June 2015 Securities Purchase Agreement

On June 15, 2015, the Issuer entered into a Securities Purchase Agreement (the “June Purchase Agreement”) with the Schuler Family Foundation, Jack W. Schuler and certain other qualified institutional and individual investors (collectively, the “June Investors”), pursuant to which the Issuer agreed to sell to the June Investors units of the Issuer’s securities (the “June Units” and together with the August Units, collectively, the “Units”) for an aggregate purchase price of $15 million (the “June Transaction”). The June Transaction and sale of June Units closed on June 19, 2015. The price of each June Unit was $3.4325 and each June Unit consisted of one share of Common Stock and nine-tenths of a Common Stock warrant to purchase one share of Common Stock at an exercise price of $3.98 per share (subject to adjustment in the event of stock splits, stock dividends, reclassifications and the like) (the “Warrants”), which Warrants may be exercised at the option of the holder until June 19, 2019. Under the terms of the June Purchase Agreement, (i) the Schuler Family Foundation received 1,664,840 Units in exchange for the payment of an aggregate purchase price of $5,714,563.30 and (ii) Jack W. Schuler received 1,664,840 Units in exchange for the payment of an aggregate purchase price of $5,714,563.30.

In connection with the June Purchase Agreement, each of the Reporting Persons also entered into that certain Standstill Agreement, dated June 19, 2015, with the Issuer (the “June Letter Agreement”) which replaced in its entirety the August Letter Agreement, whereby each of the Reporting Persons agreed that (i) neither the Reporting Persons nor any of the Reporting Persons’ affiliates or associates shall purchase or acquire any additional shares of Common Stock, if after such purchase, the Reporting Persons aggregate beneficial ownership would exceed the percentage of the then outstanding shares of Common Stock that the Reporting Persons beneficially own after the consummation of the June Transaction (including for this purpose the deemed exercise of all the Warrants), and (ii) the Reporting Persons shall vote all shares acquired under the June Purchase Agreement (including any shares acquired upon the exercise of the Warrants), in the same proportion as the votes cast by all other holders of all classes of voting securities of the Issuer, and (iii) neither the Reporting Persons nor any of the Reporting Persons’ affiliates or associates shall sell, transfer or otherwise convey any shares of Common Stock (or warrants to purchase Common Stock) to anyone who will own shares of the Issuer in excess of the greater of (A) the number of shares that the Reporting Persons own, together with the number of shares owned by the trusts for the benefit of Jack W. Schuler’s children, as of the date thereof, immediately prior to giving effect to the transactions contemplated in the June Purchase Agreement, or (B) 40% beneficial ownership (calculated based on the number of shares of Common Stock then outstanding plus shares of Common Stock that could be issued to such person upon the exercise of outstanding options, warrants or other rights held by such person that are then exercisable or exercisable within 60 days of such transfer), as a result of such transfer and other transfers from third parties).

Additional Disclosure

The Reporting Persons intend to hold the Units (together with the Common Stock, the Warrants and Common Stock underlying the Warrants, collectively the “Securities”) for investment purposes in the ordinary course of their business of investing in securities for their own accounts. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Securities as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Securities in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) The 14,966,507 shares of Common Stock for which this schedule is filed consist of (i) 3,684,008 shares of Common Stock owned by Jack W. Schuler (including the 1,498,356 shares of Common Stock underlying the Warrants purchased by Mr. Schuler pursuant to the June Purchase Agrement), representing approximately 13.0% of the shares of the Common Stock of the Issuer outstanding, (ii) 8,433 shares owned by Renate Schuler, representing less than .1% of the shares of the Common Stock of the Issuer outstanding, and (iii) 11,282,499 shares owned by the Schuler Family Foundation (including the 1,498,356 shares of Common Stock underlying the Warrants purchased by the Schuler Family Foundation pursuant to the June Purchase Agrement), representing approximately 39.7% of the shares of the Common Stock of the Issuer outstanding.

Mr. Schuler disclaims beneficial ownership in (i) the 8,433 shares owned by his wife, Renate Schuler, and (ii) the 11,282,499 shares owned by the Schuler Family Foundation, a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors. Mrs. Schuler disclaims beneficial ownership in the 11,282,499 shares owned by the Schuler Family Foundation.

Jack W. Schuler:

(i)	Sole power to vote or to direct the vote: 3,684,008

(ii)	Shared power to vote or direct the vote: 11,282,499

(iii)	Sole power to dispose or to direct the disposition of: 3,684,008

(iv)	Shared power to dispose of to direct the disposition of: 11,282,499

Renate Schuler:

(i)	Sole power to vote or to direct the vote: 8,433

(ii)	Shared power to vote or direct the vote: 11,282,499

(iii)	Sole power to dispose or to direct the disposition of: 8,433

(iv)	Shared power to dispose of to direct the disposition of: 11,282,499

The Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote: 11,282,499

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,282,499

(iv)	Shared power to dispose of to direct the disposition of: 0

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D and the exhibits hereto, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 29, 2014, by and among Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (incorporated by reference the Schedule 13D filed by the Reporting Persons on August 29, 2014).

Exhibit 2	Securities Purchase Agreement dated August 4, 2014 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

Exhibit 3	Amended and Restated Letter Agreement, dated August 4, 2014 among Metabolix, Inc., Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

Exhibit 4	Securities Purchase Agreement dated June 15, 2015 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2015).

Exhibit 5	Standstill Agreement, dated June 19, 2015 among Metabolix, Inc., Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2015).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2015

By:	/s/ Jack W. Schuler
Jack W. Schuler

By:	/s/ Renate Schuler
Renate Schuler

Schuler Family Foundation

By:	/s/ Jack W. Schuler
Jack W. Schuler, Director